SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MATERIAL FACT

Braskem S.A. (“Braskem” or the “Company”), pursuant to CVM  Instruction 358/2002 and in light of news published by the press referring to its participation in an asset acquisition process, publicly informs its shareholders and the market that the Company is constantly in touch with different companies in the pursuit of growth and partnership opportunities, as part of  its internationalization strategy and its goal of becoming a global leader in the petrochemical industry. All potential movements considered by Braskem are aimed at strengthening its competitiveness and preserving the financial health of its capital structure.

With respect to news claiming the existence of negotiations to acquire Quattor Participações S.A. (“Quattor”), Braskem clarifies that despite of being currently in talks with Quattor’s shareholders aiming at identifying potential opportunities from a strategic business alliance, so far there is no final result nor commitment, not even preliminary, nor a deadline expected for the conclusion of these conversations.

Braskem will keep its shareholders and the capital markets informed about the eventual conclusion of these negotiations and will come to public again if some fact that needs disclosure is concluded, in compliance with the Law and the regulations of the Brazilian Securities and Exchange Commission (CVM). Braskem takes the opportunity to reaffirm its commitment to the best practices of Corporate Governance, through the continuous quest for excellence in communicating with the Capital Markets.

São Paulo, August 23, 2009

BRASKEM S/A
Carlos José Fadigas de Souza Filho
CFO and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.